

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via E-mail</u>
Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: Protective Life Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File No. 001-11339

Dear Mr. Bielen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Gus Rodriguez

                      Gus Rodriguez
                      Accounting Branch Chief